

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

July 6, 2011

<u>Via E-mail</u>
Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
13125 Danielson Street, Suite 101
Poway, CA 92064

      Re: Helix Wind, Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 31, 2011
             Form 10-Q for the Quarterly Period Ended March 31, 2011
             Filed April 25, 2011
             File No. 000-52107

Dear Mr. Claudio:

      We have reviewed your response letter dated June 28, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

1.   We continue to note from your responses in your response letter dated June 2, 2011 to prior comments 2, 5, 7, 9 and 12, that you plan to amend your Form 10-K. We also note from your response in your response letter dated June 28, 2011 to prior comment 2 and 10 that you intend to amend your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Please note that we may have additional comments upon review of that amendment.

Financial Statements, page F-1

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Fair Value of Financial Instruments, page F-10

2.   Please refer to prior comment 5. We note your response to our comment that the inputs
        you specified to the Black-Scholes pricing model are all considered Level 2 inputs under
        FASB ASC 820-10-35-48. Please tell us how you have concluded that the estimated
        term is considered a Level 2 input. Alternatively, please describe for us the impact the
        estimated term has on the valuation and whether or not this represents a significant input
        into the model.

Note 6. Derivative Liabilities, page F-17

3.   Further to your response to prior comment 7, please describe for us in greater detail how
        you intend to restate your financial statements to remove this charge. We note that you
        intend to debit the derivative liability account. Please tell us which account you plan to
        credit and why. Please show us the disclosures you propose to include under ASC 250-
        10-50.

4.   Further to your response to prior comment 9, we note that you believe that the Binomial
        Model is more appropriate to value the instruments since it considers all of the
        characteristics of the related instruments and, therefore, you will use this valuation
        method prospectively. Please detail for us the differences between the models for the
        recognition of the derivatives at fair value at their original issuance, the end of period
        revaluations and any final mark-to-market adjustments as of and for the years ended
        December 31, 2009, and 2010 and each quarterly period included therein through March
        31, 2011. Provide us with both the impact to the balance sheet and income statement for
        each period end. Please provide a materiality analysis consistent with SAB 99 and SAB
        108 as part of your response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 32

5.   Please refer to prior comment 10. We note your response to our comment that you intend
        to revise your assessment of disclosure controls and procedures and changes in internal
        control over financial reporting. Please provide us with a copy of the entire text of the
        disclosure you intend to include under this Item in your amended Form 10-Q.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant